CODE of BUSINESS

CONDUCT and ETHICS

For Directors, Officers and

Employees

Great-West Financial/Empower Retirement

June 2015

Contents

A. PURPOSE AND SCOPE	3

1. General	3
2. Your Obligations	4
3. Consequences of Breach	4
4. Guidance and Questions	4
5. Obligation to Report and Investigations	5
6. Board Approval of Waivers	6

B. CORPORATE SOCIAL RESPONSIBILITY	6

1. General	6
2. Questions	6

C. BEHAVIOR IN THE WORKPLACE	6

1. General	6
2. Discrimination	7
3. Harassment	7
4. Other Unacceptable Behavior	8
5. Reporting Procedures and Discipline	8
6. Questions	8

D. PERSONAL AND CONFIDENTIAL INFORMATION	9

1. Personal Information	9
2. Confidential Information	9
3. Questions	10

E. CONFLICTS OF INTEREST	10

1. General	10
2. Outside Business Activities	11
3. Questions	11

F. INSIDER TRADING AND REPORTING	11

1. Insider Trading and Reporting Policy	11
2. Questions	13

G. FAIR TREATMENT OF CUSTOMERS	13

1. General	13
2. Fair Competition	13
3. Market Conduct	14
4. Questions	14

H. ANTI-BRIBERY AND CORRUPTION; PAYMENTS, GIFTS AND ENTERTAINMENT	14

1. Anti-Bribery and Corruption Policy	14
2. Payments, Gifts and Entertainment	15
3. Questions	15

I. ANTI-MONEY LAUNDERING	15

1. Anti-Money Laundering Policies and Procedures	15
2. Questions	15

J. FRAUD PREVENTION	16

1. General	16
2. Fraud Controls and Identification	16
3. Reporting	16
4. Investigating	16
5. Requests for Information or Assistance	17
6. Questions	17

K. INTEGRITY OF FINANCIAL INFORMATION	17

1. General	17
2. Internal Complaints Reporting Policy and Procedures	17
3. Questions	18

L. RECORDS RETENTION	18

1. General	18
2. Questions	18

M. COMMUNICATING WITH OTHERS	19

1. Disclosure of Financial and Corporate Information	19
2. Requests from Regulators and Other Authorities	20
3. Media Contact	20
4. Personal Communications	20
5. Political Involvement	21
6. Questions	21

N. USE OF COMPANY RESOURCES	21

1. General	21
2. Expense Reimbursement	22
3. Contracting	22
4. Questions	22

O. INTELLECTUAL PROPERTY	22

1. Company Intellectual Property	22
2. Intellectual Property of Others	23
3. Questions	24

In this Code of Business Conduct and Ethics, the term “Company” refers to Great-West Life & Annuity Insurance Company (“GWL&A”) and all of its subsidiaries in every location.

A.	PURPOSE AND SCOPE

1.	General

This Code of Business Conduct and Ethics (the “Code”) sets out standards of business conduct which must be followed by all directors (including limited liability company managers), officers and employees of the Company or a subsidiary of the Company. A subsidiary of GWL&A that is a U.S. broker/dealer, investment advisor or mutual fund company may have a separate code of ethics or conduct (“Regulatory Mandated Code”) that is required by applicable law. In the event this Code conflicts with any provision of a Regulatory Mandated Code, the Regulatory Mandated Code will take precedence.

In certain circumstances, the Company may be represented by third parties in the sale, service or administration of our financial products or services. In addition, the Company may contract with third parties to perform specific business functions or services. The Company has established policies and procedures to help you determine if this Code, certain provisions of this Code, or other appropriate standards of conduct should apply to such third parties. If you are involved in contracting with third parties, you must familiarize yourself with and adhere to these policies and procedures.

This Code applies to conduct in the workplace or at work-related activities. In addition, directors, officers and employees are reminded that their conduct outside the workplace may reflect upon the Company. If conduct outside of the workplace results in a criminal conviction or other sanctions it may constitute grounds for disciplinary action, up to and including termination of your employment or appointment.

The Company is committed to integrity and ethical behavior in all we do. High standards of conduct are important in maintaining the trust and confidence of our clients, shareholders, others with whom we do business, and the communities in which we live and work. All directors, officers and employees are Company representatives, and are expected to conduct themselves with both personal and professional integrity.

The Company is committed to fair dealing with all clients, employees, shareholders, suppliers, competitors and other stakeholders. Unfair dealing includes manipulation, concealment, abuse of privileged information, misrepresentation of material facts and other illegal or unethical practices.

This Code is supplemented by Company policies, procedures, guidelines, practices, standards, handbooks, manuals and job aids that apply to you in your position with the Company, which are referred to in this Code as “Company Policies.”

2.	Your Obligations

As a condition of your employment or appointment, you must familiarize yourself with, and at all times comply with:

∎	this Code;

∎	Company Policies applicable to you in your position with the Company; and

∎	any law or regulation, or external code of conduct, standard or guideline applicable to you in your position with the Company.

This Code may be updated or amended from time to time and any changes will be communicated to you. It is your responsibility to review this Code and any amendments periodically to ensure you are in compliance with it.

Each year, you will be required to acknowledge that you have read this Code, that you understand your obligations under it, that you agree to comply with it and that you have complied with it over the past year. However, in no event will compliance with this Code create any rights to continued employment or appointment. Your employment or appointment with the Company is at will and may be terminated at any time with or without cause, except as provided by law.

3.	Consequences of Breach

If you breach:

∎	this Code;

∎	any applicable Company Policy; or

∎	any applicable law or regulation, or external code of conduct, standard or guideline,

you may be subject to disciplinary action, up to and including termination of your employment, appointment or contract with the Company, and you may also be subject to civil and/or criminal sanctions.

4.	Guidance and Questions

This Code sets out key principles of business conduct that you are required to follow. It cannot address every situation you may encounter. In the event that you encounter a situation for which this Code does not provide specific guidance, the following questions may help you make the right decision:

∎	Is it fair and ethical?

∎	Does it comply with all applicable laws and regulations?

∎	Would I feel comfortable explaining my decision?

∎	How would this situation be perceived by a co-worker, a client, a shareholder or a regulator?

∎	How would this situation be perceived if it were made public?

∎	Are my actions consistent with the overall values described in this Code?

Throughout this Code there are references on who to contact if you are unsure of the legal, ethical or reputational implications of a particular situation, or would like further guidance related to a matter discussed in this Code. At the end of each topic covered under this Code there is also a section entitled “Questions” which provides contact information for questions on that topic. If you have a question about a specific Company Policy, you should contact your supervisor or the person identified for questions in the Company Policy.

If you are unsure whether a law, regulation or external code of conduct, standard or guideline applies to you in your position with the Company or if you believe there is a conflict between this Code, any Company Policy, or any legal or regulatory requirement that applies to you in your position with the Company, you should contact the Chief Compliance Officer.

Directors should consult the General Counsel or the Chairman of the Board on matters related to this Code.

5.	Obligation to Report and Investigations

We all must take an active role in ensuring that the principles set out in this Code are applied throughout the Company. In order to protect yourself, your colleagues and the Company, you have the following reporting obligations under this Code:

∎	Promptly report any known or suspected breach of any matter referred to in this Code in accordance with the reporting instructions set out in the applicable section of this Code, or if no person or department is identified for reporting purposes, to the Chief Compliance Officer;

∎	Promptly report any breach or suspected breach of any applicable law or regulation or external code of conduct, standard or guideline to the Chief Compliance Officer; and

∎	Promptly report any breach or suspected breach of a Company Policy that is not specifically referred to in this Code to your supervisor.

Any person receiving a report with respect to a breach of this Code or a Company Policy that involves potential fraud, dishonesty or unethical behavior has a duty to immediately notify the Chief Compliance Officer regarding the breach or suspected breach.

If you are a director, you should report any breach or suspected breach to the General Counsel or the Chairman of the Board.

The reporting obligations set out above apply whether the breach or suspected breach involves you or another person subject to this Code. In addition, you should report to the Chief Compliance Officer if you become aware of or suspect illegal or unethical conduct by any of the Company’s clients or others with whom we do business that may affect our business relationship with them or the Company’s reputation.

The Company takes all breaches and suspected breaches seriously, and therefore requires that they be investigated and responded to on a timely basis. You must cooperate fully with all such investigations, including providing full and truthful disclosure regarding all related matters of which you are aware.

The Company will respect the confidentiality of those who raise a concern, subject to its obligation to investigate the concern and any obligation to notify others, including regulators and other authorities and third parties. You may choose to report any concern anonymously;

however, you should be aware that the Company’s ability to fully investigate an anonymous report may be limited if it is unable to obtain additional information from you.

You should not attempt to conduct an investigation or verify your suspicions yourself. You need not be certain that an action or inaction breaches this Code, or is otherwise inappropriate, before you raise a concern. Genuine concerns, raised in good faith, will be investigated fully and appropriate action will be taken. It is a breach of this Code to make a mischievous or malicious report.

The Company will not tolerate any reprisal, retaliation or disciplinary action to be taken against anyone for raising a concern in good faith. Anyone who attempts to do so may be subject to disciplinary action up to and including termination of employment or appointment.

6.	Board Approval of Waivers

A waiver of the Code will only be granted in exceptional circumstances and only with the written approval of the Audit Committee of the Board of Directors. Any waiver must be reported to the Board of Directors and will be disclosed in accordance with securities law.

B.	CORPORATE SOCIAL RESPONSIBILITY

1.	General

Responsible and ethical management is an intrinsic part of the Company’s corporate values and is essential to long-term profitability and value creation. In addition to meeting the ethical standards set out in this Code the Company strives to:

◾	support and respect the protection of internationally proclaimed human rights;
◾	meet its responsibilities to minimize its environment impact; and
◾	make a positive contribution in the communities where the Company is established.

2.	Questions

If you have any questions regarding the Company’s corporate social responsibility program, contact the Corporate Social Responsibility Department.

C. BEHAVIOUR IN THE WORKPLACE

1.	General

The Company endeavors to provide a workplace in which all people are treated with dignity and respect. The Company will not tolerate unlawful discrimination or harassment, or other unacceptable behavior in the workplace. This applies to your interactions with co-workers, clients, service providers and anyone else you encounter in your work. It applies to conduct in the workplace or in work-related activities, including any office, client premises or location in which Company business is conducted, where Company-related business or social activities take place, or where conduct could potentially have an impact on the workplace or workplace relations.

2.	Discrimination

The Company is committed to providing equal opportunities in employment, appointment and advancement based on appropriate qualifications, requirements and performance, and does not tolerate unlawful workplace discrimination. You must not unlawfully discriminate on the basis of, among other things, age, sex, sexual orientation, race, national origin, religion or disability (“Prohibited Grounds of Discrimination”).

The Company supports the principles of and complies with applicable laws governing non- discrimination. The Company has established an Equal Employment Opportunity Policy Statement. You must familiarize yourself with, and at all times comply with, this policy.

3.	Harassment

As set out in the Company’s Harassment in the Workplace Policy, the Company does not tolerate sexual harassment or any other form of harassment. Harassment includes any unwelcome comment or conduct related to a Prohibited Ground of Discrimination that might reasonably be expected to cause a person undue offense, where:

∎	submission to the conduct is made either an explicit or implicit term or condition of employment or appointment;

∎	submission to, or rejection of, the conduct by an individual is used as a basis of employment or appointment decisions affecting the individual;

∎	the conduct has the purpose or effect of unreasonably interfering with an individual’s performance; or

∎	the conduct creates an intimidating, hostile or offensive working environment.

Harassment includes conduct that is abusive, threatening, demeaning or humiliating.

Harassment may occur even if no offense was intended. Harassment may occur when an individual hears or sees something that he or she finds offensive, even though the person to whom it was directed does not find it unwelcome, or does not make a complaint. Harassment may occur as a result of one incident or a series of incidents.

The following are some examples of behavior that may be considered harassment:

∎	comments or conduct that disparage or ridicule a person based on a Prohibited Ground of Discrimination;

∎	mimicking a person’s accent, speech or mannerisms based on a Prohibited Ground of Discrimination;

∎	unwelcome sexual remarks, jokes, innuendoes or gestures;

∎	unwelcome requests for sexual favors and other verbal or physical conduct of a sexual nature;

∎	refusing to work with people based on a Prohibited Ground of Discrimination;

∎	unwelcome advances, invitations, propositions or demands of a sexual nature;

∎	unnecessary and unwanted physical contact; and

∎	display or circulation of racist, derogatory, offensive or sexually explicit materials.

Performance management, which deals with performance counseling, discipline or other management actions to address job performance issues or other legitimate employment issues, does not in and of itself constitute harassment.

4.	Other Unacceptable Behavior

You must treat everyone you deal with in your work for the Company with dignity and respect. The Company will not tolerate threats, violence, bullying or other inappropriate behavior in the workplace. For further information, please refer to the Company’s Workplace Violence Prevention and Weapons Policy.

The use of alcohol and drugs may have a negative impact on your performance and on the Company’s reputation. Drug and alcohol impairment on the job will be treated as a serious matter. As set out in the Company’s Drug and Alcohol Policy, the use, possession or sale of illegal drugs on Company property is prohibited at all times. In addition, alcohol use is prohibited on Company property, except under special circumstances specifically authorized by the Company, such as when alcohol is served at Company sponsored events.

5.	Reporting Procedures and Discipline

The Company promptly and thoroughly investigates all reports of unlawful discrimination, harassment or other unacceptable behavior in as confidential a manner as possible.

Where the Company determines that unlawful discrimination, harassment or other unacceptable behavior has occurred, as with any breach of the Code, it will take appropriate disciplinary action against those responsible, which may include dismissal. The Company will not tolerate retaliation or retribution against anyone for reporting unlawful discrimination, harassment or other unacceptable behavior in good faith.

If you believe you are being subjected to unlawful discrimination, harassment or other unacceptable behavior, or if you observe or receive a complaint regarding such behavior, you should report it to your supervisor or the Human Resources Department. For additional information on how to report complaints, please consult the Company Policies referred to above.

6.	Questions

If you have any questions regarding behavior in the workplace, contact the Human Resources Department.

D.	PERSONAL AND CONFIDENTIAL INFORMATION

1.	Personal Information

The Company respects the privacy of personal information received from policyholders, clients, employees, and other individuals. Personal information may include a wide range of information, such as an individual’s home address and phone number, family and employment status, health information, and financial information.

You are required to comply with the Company’s Privacy Guidelines, and with all applicable privacy laws and regulations.

2.	Confidential Information

Confidential information of the Company or any aspect of its business activities must not be disclosed to any person, except in the necessary course of business, unless and until such information is made available to the public by the Company.

Examples of confidential information include non-public information about the Company’s:

∎	operations, results, strategies and projections;

∎	business plans, business processes and client relationships;

∎	product pricing, and new product and other business initiatives;

∎	prospective or actual clients, suppliers, re-insurers or advisors;

∎	technology systems and proprietary products;

∎	lawyer/client communications; and

∎	merger, acquisition and divestiture plans,

as well as confidential information the Company receives from other companies and from clients.

You are responsible for protecting any confidential information in your possession against theft, loss, unauthorized disclosure, access or destruction, or other misuse. To protect confidential information, you should:

∎	only disclose confidential information to others within the Company on a need-to-know basis or when authorized to do so;

∎	control access to confidential information by, for example, not leaving documents or devices unattended in unsecure locations such as conference rooms or discarding them in a public place;

∎	refrain from discussing confidential Company business in public where you may be overheard, including in elevators, in restaurants, in taxis or on airplanes; and

∎	comply with the Company’s Information Security Policies.

Your obligation to protect the Company’s confidential information continues after your employment or appointment with the Company has ended. As well, any documents or materials containing confidential information must be returned when you leave the Company.

You must also comply with the requirements related to the confidentiality of material non-public information contained in the Great-West Lifeco Inc. Insider Trading and Reporting Policy.

3.	Questions

If you have any questions related to personal and confidential information, contact the Chief Compliance Officer.

E.	CONFLICTS OF INTEREST

1.	General

You must act in the best interests of the Company. A conflict of interest arises when your personal interests interfere with the interests of the Company. A conflict of interest – even the appearance of a conflict of interest – may be harmful to the Company.

Any conflicts of interest, or potential conflicts of interests, must be disclosed, as set out below. Some conflicts may be permissible if they are disclosed and approved. Otherwise, conflicts must be avoided.

Many situations could give rise to a conflict of interest, or to the appearance of a conflict of interest, such as the following:

∎	using Company property, information or relationships, including opportunities of the Company, for direct or indirect personal gain;

∎	working for another organization that competes with the Company, or that has a business relationship with the Company;

∎	receiving personal discounts or benefits from suppliers, service providers or other business connections of the Company, that are not generally available to others at the Company;

∎	receiving gifts or entertainment that could influence, or appear to influence, business decisions;

∎	directing business to a supplier that is owned or managed by a spouse, relative or close friend;

∎	acting as a trustee, agent, power of attorney, estate liquidator or executor for a client unless that client is a spouse, relative or close friend;

∎	hiring, supervising or making a promotion decision about a spouse, relative or close friend;

∎	you or a member of your family having a significant financial interest in a competing business, or in a current or prospective supplier or service provider; and

∎	accepting an appointment to the board of directors or a committee of any organization whose interests may conflict with the Company’s interests, or accepting an appointment to the board of directors of any publicly traded company.

These are just examples. Since it is not possible to list all potential conflicts, you must exercise good judgment and common sense in anticipating situations that may give rise to a conflict of interest.

All potential and actual conflicts of interest, or transactions or relationships that may give rise to a conflict of interest, must be disclosed immediately. This requirement extends to any interests, transactions or relationships involving you, your immediate family or other individuals in close personal relationships with you.

Employees and officers who believe they may have a conflict of interest, become aware of the potential for a conflict of interest involving other people, or are uncertain whether the potential for a conflict of interest exists, must immediately notify the Chief Compliance Officer. In these circumstances, directors should contact the General Counsel or the Chairman of the Board.

Conflicts will be reviewed upon disclosure. When the review is completed, you will receive a written response from the Chief Compliance Officer, General Counsel or the Chairman of the Board.

2.	Outside Business Activities

Officers and employees should be aware that engaging in outside business activities, such as taking a second job, running your own business, or accepting a directorship may result in a conflict of interest, especially if those activities involve a competitor such as an insurance company, investment company, bank, credit union or broker. In all such cases, potential conflicts of interest related to those activities should be disclosed to the Chief Compliance Officer. Directors should disclose potential conflicts to the General Counsel or the Chairman of the Board.

3.	Questions

If you have any questions related to conflicts of interest, contact the Chief Compliance Officer. Directors should contact the General Counsel or the Chairman of the Board.

F.	INSIDER TRADING AND REPORTING

1.	Insider Trading and Reporting Policy

You must comply with Great-West Lifeco Inc.’s (“Lifeco”) Insider Trading and Reporting Policy. In particular:

∎

You may not buy, sell or otherwise trade in securities of Lifeco, Power Financial Corporation, Power Corporation of Canada, Canada Life Financial Corporation, The Canada Life Assurance Company, Irish Life Group Limited, Great-West Lifeco Finance (Delaware) LP, Great-West Lifeco Finance (Delaware) LP II, Canada Life Capital Trust or IGM Financial Inc. (collectively, the “Public Companies”) if you have knowledge of material non-public information about that entity. This restriction does not apply to certain purchases of Lifeco common shares under the staff 401(k) plan or to the exercise of stock options if the underlying shares are retained. Please refer to the Insider Trading and Reporting Policy for more information. Trading with knowledge of material non-public information is illegal under applicable securities laws.

∎	You may not disclose material non-public information about any of the Public Companies (a practice commonly referred to as “tipping”) except in the necessary course of business. If you must communicate material non-public information about any of the Public Companies in the necessary course of business, you should generally advise the recipient not to disclose the information without written authorization from the appropriate company, and not to buy, sell or otherwise trade in the securities of that Public Company until such time as the information has been generally disclosed to the public. You should be careful to avoid inadvertently disclosing material non-public information to your spouse, family members, friends and others as this could be considered tipping. Tipping is illegal under applicable securities laws.

∎	You may not buy, sell or otherwise trade in the securities of a company with which Lifeco or any of its subsidiaries does business, if you possess material non-public information about that company, unless and until such information has become public. In addition, you may not tip others concerning such information.

∎	No director or officer who is an insider may speculate in (e.g. sell a “call” or buy a “put”), or knowingly sell short (subject to certain exceptions relating to stock options), the securities of the Public Companies regardless of whether or not he or she possesses material non-public information.

∎	Directors of the Company and Restricted Trading Officers (as designated by the President and Chief Executive Officer of Lifeco) may not buy, sell or otherwise trade in the securities of Lifeco at any time without the approval of the President and Chief Executive Officer of Lifeco.

∎	Directors and certain senior officers are required to file reports of trades in securities of Lifeco and certain of its affiliates with regulatory authorities.

For these purposes, “material non-public information” about a company is information that:

∎	has not been generally disclosed to the public through a news release, a communication to shareholders or widely reported media coverage; and

∎	significantly affects, or would reasonably be expected to have a significant effect on, the market price or the value of any securities of the company or that could affect the decision of a reasonable investor to buy, hold or sell securities.

Examples of material non-public information may include information about:

∎	earnings or financial performance;

∎	business operations, results, projections or strategic plans;

∎	potential mergers, acquisitions or divestitures;

∎	potential sales of assets;

∎	gains or losses of major clients;

∎	the introduction of new products;

∎	public offerings of securities;

∎	changes in senior management;

∎	major changes in accounting policy; and

∎	actual or threatened lawsuits or regulatory investigations.

2.	Questions

If you are not sure whether information is material non-public information, or if you require guidance concerning the Lifeco Insider Trading and Reporting Policy, you should contact Lifeco’s Executive Vice-President,General Counsel and Compliance, Lifeco’s Vice-President and Corporate Secretary before buying, selling or otherwise trading in any securities.

G.	FAIR TREATMENT OF CUSTOMERS

1.	General

Providing quality customer service is fundamental to our business. You are expected to treat all customers with honesty, fairness and respect at all times.

Fair treatment of customers includes:

∎	developing and marketing products in a way that considers the interests of the customers;

∎	managing the reasonable expectations of customers through appropriate disclosure and the promotion of products and services in a manner that is clear, fair and not misleading;

∎	dealing with customer complaints and disputes in a fair manner;

∎	managing the reasonable expectations of customers;

∎	engaging in appropriate sales and services practices including properly managing and potential conflicts of interest;

∎	protecting private information about customers; and

∎	competing fairly.

2.	Fair Competition

The Company is committed to conducting its business in compliance with all competition laws (also called “antitrust laws”). Competition laws cover a wide range of business and competitive conduct, and generally prohibit any agreement to restrain or injure competition in a significant way. Among other things, competition laws prohibit agreements and understandings with others (including competitors, customers or suppliers) to:

∎	fix product prices;

∎	rig bids;

∎	boycott customers or suppliers;

∎	allocate customers or markets; and

∎	limit the sale or production of products or services.

Competition laws also prohibit deceptive marketing practices, including making false or misleading statements. Other business practices that unduly or substantially prevent, limit or lessen competition may also be prohibited. In certain circumstances, such practices may include “tied selling” (supplying a particular product or service to a customer only if the customer also agrees to purchase another product or service) and “exclusive dealing” (requiring a customer to deal only or primarily in your product or service).

You must not engage in anti-competitive practices. The failure to comply with competition laws may result in the prosecution of individuals, who could face substantial fines, damage awards and/or prison terms, and may subject the Company to criminal fines, administrative penalties and private lawsuits. Even allegations of anti-competitive behavior can have a serious reputational impact.

If your work involves contact with competitors in any setting, including trade association meetings, it is important that you avoid discussions regarding pricing, bids, discounts, promotions, terms and conditions of sale, and any other proprietary or confidential information. Prior to participating in the exchange of information with competitors, industry associations or others, including through a statistical survey, you should seek advice from the Chief Compliance Officer.

If you are unsure whether a particular business practice may be anti-competitive, or if you become aware of any practice that may be anti-competitive, you should contact the Chief Compliance Officer.

3.	Market Conduct

The Company is committed to integrity and ethical behavior in our sales and service practices. Where engaged in sales and service on behalf of the Company, third parties such as agents and brokers must comply with a specialized code of business conduct and ethics designed to apply to these activities, or with other appropriate standards of conduct.

The Company takes client concerns seriously and, therefore, requires that such concerns be investigated and responded to on a timely basis. The Company has established Complaint Handling Policy and Procedures to address client concerns in a timely and professional manner. You should familiarize yourself with and adhere to this policy.

4.	Questions

If you have any questions related to the fair treatment of customers, you should contact the Chief Compliance Officer.

H.	ANTI-BRIBERY AND CORRUPTION; PAYMENTS, GIFTS AND ENTERTAINMENT

1.	Anti-Bribery and Corruption Policy

You must not engage, directly or indirectly, in bribery, extortion or attempts to otherwise inappropriately influence others in order to obtain business advantage or access. The Company has established an Anti-Bribery and Corruption Policy which sets out the Company’s policy against making or accepting bribes, inducements, kick-backs, facilitation payments or other improper payments. You must comply with the Anti-Bribery and Corruption Policy.

2.	Payments, Gifts and Entertainment

Offering gifts and entertainment to others outside the Company may be appropriate in certain situations. However, the timing and nature of the gift or entertainment, as well as the circumstances under which it is offered, are important.

In particular, any gift or entertainment must be:

∎	reasonable and modest;

∎	considered an accepted business practice;

∎	in compliance with all laws and regulations including any anti-bribery or corruption laws; and

∎	properly recorded and accounted for in the records and financial statements of the Company.

In general, gifts and entertainment should also be unsolicited.

Please refer to the Conflicts of Interest section of this Code for guidance regarding situations where payments, gifts or entertainment have been offered to you.

3.	Questions

If you have any questions related to anti-bribery and corruption or payments, gifts and entertainment, contact the Chief Compliance Officer.

I.	ANTI-MONEY LAUNDERING

1.	Anti-Money Laundering Policies and Procedures

The Company is committed to complying with legislation to deter and detect money laundering. Money laundering is the process by which criminals attempt to conceal the proceeds of criminal activity, such as financing terrorist activities, narcotics trafficking, bribery and fraud, to hide them or to make those proceeds appear legitimate. Money laundering often involves complex financial transactions and encompasses many different types of products and services.

The Company has established Corporate Anti-Money Laundering Policies and Procedures. If you handle transactions for clients either directly or indirectly, for example by processing forms or payments from or to a client, you must familiarize yourself with and adhere to this policy.

2.	Questions

If you have any questions related to anti-money laundering, contact the Chief Compliance Officer.

J.	FRAUD PREVENTION

1.	General

In carrying out your duties with the Company, you must not initiate, participate or assist in fraudulent or dishonest activities. Such activities include, but are not limited to:

∎	theft, embezzlement or misappropriation of client or Company funds or property, or the property or funds of others;

∎	forgery or alteration of any document or part thereof, including but not limited to checks, drafts, promissory notes or securities or policy related documents such as claims, loans, surrenders, withdrawals and assignments;

∎	falsification, misuse or unauthorized removal of client or Company records;

∎	false representation or concealment of information that is designed to result in a party obtaining a benefit to the detriment of the Company or its clients; and

∎	false representation or concealment of information that is designed to result in the Company obtaining a benefit to the detriment of others.

2.	Fraud Controls and Identification

It is the responsibility of management to ensure there are adequate internal controls in place within their business unit to deter and detect fraudulent activity. Internal controls should be appropriate and effective having due regard for the size, complexity, structure and nature of the particular business unit.

3.	Reporting

If you are aware of or suspect any fraudulent or dishonest activity related to Company business which was initiated, assisted or participated in by directors, officers, employees, sales agents, policyholders, clients, claimants, vendors, suppliers or service providers, you must promptly report it to the Chief Operational Risk Officer. Directors should notify the General Counsel or Chairman of the Board.

4.	Investigating

The Company will promptly investigate any reports of fraudulent or dishonest activity. Do not attempt to conduct your own investigation. The Company’s Special Investigations Unit is responsible for the investigation of any dishonest or fraudulent activities related to Company business. Where appropriate, the Special Investigations Unit will report any suspected dishonest or fraudulent activities to the appropriate law enforcement or regulatory agencies.

5. Requests for Information or Assistance

If you receive a request for information or assistance concerning fraudulent or dishonest activities from a law enforcement or regulatory agency, or from any other third party, you should immediately notify the Chief Operational Risk Officer.

6. Questions

If you have any questions related to fraud prevention, contact the Chief Operational Risk Officer.

K.	INTERGRITY OF FINANCIAL INFORMATION

1.	General

The Company’s financial statements must be prepared in accordance with Generally Accepted Accounting Principles, including the accounting requirements of applicable regulators. The Company’s financial statements must fairly present, in all material respects, the financial position, results of operations and cash flows of the Company.

You are responsible for the accuracy of all financial, accounting and expense information prepared by you, or under your supervision, and submitted to, or on behalf of, the Company. Any financial information you prepare or submit must be full, fair, accurate, timely, and understandable. You have a responsibility to raise any concerns you may have regarding accounting, internal accounting controls or auditing matters.

2.	Internal Complaints Reporting Policy and Procedures

The Company has established Internal Complaints Reporting Policy and Procedures to allow you to report complaints or concerns about GWL&A or any of its subsidiaries regarding these matters, and to ensure that such reports are investigated promptly and thoroughly. Accounting complaints may include, without limitation, the following matters:

∎	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement;

∎	fraud or deliberate error in the recording and maintaining of financial records;

∎	deficiencies in or noncompliance with internal accounting controls; or

∎	misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in financial records, financial statements, or other financial reports or public disclosure.

Employees may report any complaint or concern anonymously although the Company’s ability to fully investigate an anonymous report may be limited if it is unable to obtain additional information.

In addition, if you become aware of any investment or transaction that you believe could adversely affect the well being of the Company, you must report it to the Chief Internal Auditor. The Chief Internal Auditor will ensure that any concerns regarding such matters are reviewed by

Company officers and, if appropriate, reported to the Audit Committee of the Board of Directors. Directors should report similar concerns to the General Counsel or the Chairman of the Board.

No director, officer or employee of the Company will discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of employment based upon any lawful action taken by or on behalf o that employee (i) with respect to the good faith reporting of complaints or concerns under these procedures; (ii) co-operating with or participating in an internal investigation of a report pursuant to these procedures; or (iii) in making an external report.

3.	Questions

If you have any questions related to the integrity of financial information, you should contact the Chief Internal Auditor.

L.	Records Retention

1.	General

The Company has established a Corporate Records Retention Policy and Corporate E-Mail Retention Policy with respect to records retention to help it meet its regulatory and legal obligations, and the expectations of its clients, shareholders and others who rely on the accuracy and availability of its information. The integrity of the Company’s record keeping processes is important to help the Company meet these obligations and expectations.

Company records include all documents and data, whether paper or electronic, that are produced or received in the course of doing Company business. You must retain Company records in accordance with the Corporate Records Retention Policy and Corporate E-Mail Retention Policy, and you may dispose of them only as authorized by those policies.

You must not conceal, destroy or alter any Company records that are relevant to any pending, threatened or anticipated regulatory investigation or legal proceeding. Such records must be retained until the matter is finally determined and you are otherwise instructed by the Legal Department. If you believe that any Company records in your possession are, or may be, the subject of litigation, audit or investigation, you must notify and consult with the Legal Department. Failure to retain required Company records may result in criminal and civil proceedings against you and the Company.

2.	Questions

If you have any questions related to records retention, contact the Chief Operational Risk Officer.

M.	Communicating with Others

1.	Disclosure of Financial and Corporate Information

The Company is committed to consistent and fair disclosure practices aimed at informative, timely and broadly disseminated disclosure of information to the market in accordance with all applicable laws.

The Company is subject to the requirements of securities regulators about how and when information about the Company is disclosed to the public. Accordingly, the Company has a Disclosure Policy to help ensure that the public disclosure of significant non-public information is full, fair, accurate, timely, informative and understandable.

As part of the Company’s approach to disclosure, a Disclosure Committee comprised of senior officers has also been established to oversee and coordinate the implementation of the Disclosure Policy.

You must comply with the Disclosure Policy which says, among other things, that:

∎	You must immediately refer information relating to a development or circumstance that may constitute significant non-public information to the Disclosure Committee through your supervisor. Senior officers receiving such information should in turn refer such information to a member of the Disclosure Committee.

∎	You must maintain the confidentiality of all significant non-public information and you must not disclose it to any person until it has been generally disclosed to the public, unless disclosure of the information is in the necessary course of business. You should contact the General Counsel to determine whether any such disclosure would be in the necessary course of business. If you must communicate significant non-public information in the necessary course of business, you should generally advise the recipient not to disclose the information without written authorization from the appropriate company, and not to buy, sell or otherwise trade in the securities of the company until such time as the information has been generally disclosed to the public.

∎	You must not “selectively disclose” significant non-public information, other than in the necessary course of business. Selective disclosure occurs when significant non-public information is communicated to only some members of the public, such as investors or analysts and other market professionals.

∎	You must not circulate analysts’ reports to third parties without the approval of the Disclosure Committee.

∎	You must not respond to inquiries from investors, analysts or other members of the investment community, or the media, unless you have been authorized to do so. Requests for information from such sources must be referred to a Spokesperson designated in the Disclosure Policy.

∎	You must not discuss or post information relating to the Company or to Lifeco or the trading of its securities in Internet chat rooms, newsgroups or bulletin boards or other social media.

For these purposes, “significant non-public information” about Lifeco or its subsidiaries means information that:

∎	has not been generally disclosed to the public in a manner reasonably expected to result in broad dissemination to the marketplace, which general disclosure may include the release of such information through a news release, a communication to shareholders or widely reported media coverage; and

∎	would reasonably be expected to have a significant effect on the market price or the value of any securities of Lifeco or its subsidiaries or that could affect the decision of a reasonable investor to buy, hold or sell the securities of Lifeco or its subsidiaries.

If you are involved in the disclosure of information to the market, you must familiarize yourself with and adhere to the Disclosure Policy.

2.	Requests from Regulators and Other Authorities

The Company is regulated by a number of different entities. From time to time, these regulators or other authorities may examine or request information from the Company. The Company cooperates with all appropriate requests for information on a timely basis. In order to help ensure prompt, consistent response and confidentiality of regulatory information, if you receive a request from a regulator or other authority whether as part of an audit, assessment, investigation, review, survey or otherwise, you must promptly notify or discuss with the Chief Compliance Officer or a designated regulatory relationship manager before responding. A record should be kept of all information provided in response to regulatory requests. Please refer to the Company’s Guidelines for Responding to Requests from Regulators for additional guidance.

Information provided to regulators or other authorities should be accurate and factual. You must not conceal, destroy or alter any documents, lie or make any misleading statements or cause anyone else to do the same. If you become aware of or suspect someone else of doing so, you must report it immediately to the Chief Compliance Officer.

3.	Media Contact

In addition to everyday communications with outside persons and organizations, the Company will, on occasion, be asked to express its views to the media. If you are approached by a member of the media, you should process the request in accordance with the Company’s Media Relations Policy. You should not respond to any media inquiries, whether from traditional media or through social media, unless you are authorized to do so by senior management.

4.	Personal Communications

Your personal communications should not identify the Company or your position with the Company. Do not use Company letterhead, envelopes, fax cover sheets, or other communication materials containing the Company’s name, logo or trademark for your personal communications. Keep in mind that personal communications include things that you say or write in traditional forums as well as in social media.

In particular, in any personal communication with politicians, public officials, industry or professional associations, the media or the general public, you should not lead people to believe that you are expressing the views of the Company.

5.	Political Involvement

The Company supports and respects your right to participate in the political process. However, you must not use Company funds, goods or services as contributions to, or for the benefit of, candidates or political organizations, unless specifically authorized by the President and Chief Executive Officer.

No one in the Company may require you to contribute to, support or oppose any candidate or political organization.

The Company may engage in political activities, including communicating with policy-makers at all levels of government and their staffs. You should not engage in such activity on behalf of the Company unless you have obtained authorization to do so from senior management, or for directors, from the Chairman of the Board. These activities may trigger registration, licensing, and disclosure requirements. If you engage in such activities on behalf of the Company, you must comply with all applicable laws and regulations.

6.	Questions

If you have any questions related to the disclosure of financial and corporate information or political involvement, contact the General Counsel. If you have any questions related to the requests from regulators or personal communications, contact the Chief Compliance Officer. If you have any questions related to media contact, contact the Director, Corporate Communications.

N.	USE OF COMPANY RESOURCES

1.	General

Company resources are intended for Company business, not personal use. Company resources include all equipment, supplies, letterhead, documents, data (including but not limited to contract owner/member/participant data maintained on the Company’s systems), mail services, phone services, e-mail and Internet access, and any other resources provided by the Company to support Company business activities. You are expected to use care and diligence to ensure that Company resources entrusted to you are secure, including when they are used offsite. Misappropriation, unauthorized removal, fraudulent, illegal or inappropriate use of any Company resources is not permitted.

Incidental personal use of certain Company resources (e.g., email, Internet, local telephone calls, photo-copiers) may be acceptable, subject to management discretion and compliance with Company Policies, as long as it does not interfere with the intended business uses, it does not incur unauthorized expenses and it does not interfere with your productivity. Company resources must never be used for outside business activities, for improper purposes or to violate any laws.

Computers and other electronic equipment, and all files and data stored on such equipment, are the property of the Company. The Company may monitor the use of all systems and equipment, and the content of all files and data, in accordance with local laws. By using Company systems or equipment, you consent to the Company’s inspection and use of any and all files and data transmitted via or stored on Company systems or equipment, including personal files and e-mail. In addition, subject to applicable laws, you may be required to provide the Company with possession of or access to personally owned mobile devices which are connected to the Company’s networks and used for Company business if they are suspected to have been used for any inappropriate or unauthorized purpose or if their continued use presents risk to Company networks or data.

The Company’s Information Systems Usage Policy has been established to govern the use of the Company’s e-mail systems, Internet resources and other technology. Company technology must not be used for inappropriate purposes including, but not limited to, fraudulent or illegal purposes, downloading unapproved software, gambling or betting, impersonating someone, altering emails or attachments, distributing unwelcome political or religious advocacy messages or accessing creating or distributing materials that are profane, obscene, pornographic or sexually explicit.

2.	Expense Reimbursement

You must familiarize and adhere to the Company’s Travel and Expense Reimbursement Policy which has been established to govern the reporting and reimbursement of allowable business expenses.

3.	Contracting

If you are authorized to contract with third parties, you must familiarize and adhere to the Company’s Contracts Policy and Procedures. You are expected to complete the appropriate due diligence and engage only those that are competent and reputable, and who have standards of conduct similar to ours.

4.	Questions

If you have any questions relating generally to the use of company resources, contact the Human Resources Department. If you have any questions related to expense reimbursement, contact the Expense Accounting Department. If you have any questions related to the contracting, contact the Legal Department.

O.	Intellectual Property

1.	Company Intellectual Property

The Company’s intellectual property is among its most valuable assets and the Company is committed to protecting it. The Company’s intellectual property includes:

∎	trademarks, brands, logos, slogans, domain names, business names and other identifying features used to identify the Company and its products or services;

∎	software, scripts, interfaces, documentation, advertising and marketing materials, content (such as website content) and databases;

∎	trade secrets, ideas, inventions, systems and business methods and processes; and

∎	confidential information, as addressed in the Personal and Confidential Information section of this Code.

Intellectual property created while carrying out the duties of your employment or appointment with the Company, or using any Company resources, whether created during regular business hours or after hours, and whether created on or off Company property, is owned by the Company. You should disclose the creation of any such intellectual property to your supervisor.

The Company may require your assistance, both during and after employment or appointment, in connection with its attempts to evidence, register or enforce its rights in this intellectual property, including the rights afforded by trademarks, copyrights and patents. The Company may require you to waive or assign all rights, title and interest in this intellectual property to the Company.

You must use the Company’s intellectual property only as required in your position with the Company. Some examples of inappropriate use or infringement of the Company’s intellectual property may include:

∎	using Company logos on a personal website;

∎	duplicating copyrighted material without permission;

∎	altering a Company logo to serve a purpose for which it was not intended;

∎	disclosing the Company’s business processes or trade secrets to third parties or to anyone without a specific need to know; and

∎	distributing or disclosing Company software to third parties.

If you become aware of or suspect any inappropriate use or infringement of the Company’s intellectual property rights, or the intellectual property rights of others, you should report it to the Chief Risk Officer.

2.	Intellectual Property of Others

In the course of its business, the Company may use the intellectual property of others that it has licensed, acquired or obtained permission to use. For example, the Company uses computer software under license from other companies as well as copyrighted material such as newspapers, books, magazines, articles, audio and video recordings.

The Company respects the intellectual property rights of others. In the course of your duties with the Company, you must not use any intellectual property that belongs to others unless permitted by the terms of the applicable license agreement or otherwise permitted by applicable law.

Some examples of unauthorized or unlawful use of the intellectual property of others may include:

∎	using another company’s logos in Company marketing materials without permission;

∎	reproducing any part of another company’s copyrighted material (including material published on the Internet) without permission;

∎	plagiarizing documents, in whole or in part;

∎	installing software that is not licensed to the Company on-to Company computers; and

∎	using, in the course of your duties with the Company, intellectual property you obtained in the course of your employment with another company.

3.	Questions

If you have questions relating to intellectual property, contact the Legal Department.